<u>Mail Stop 3561</u>

December 11, 2009

<u>via U.S. mail and facsimile</u>

Wang Youngsheng
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi province,
CHINA
A-28,Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

    RE: **China Du Kang Co., Ltd.**
                Form 10 filed November 10 and 13, 2009
                Form 10, Amendment 1 filed November 13, 2009
                Form 10, Amendment 2 filed December 4, 2009
                File No.: 0-53833

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3
Current Operations, page 5

1. We note the reference on page five to "long-term contracts with agencies." Please disclose the material terms of any these contracts and file any material contracts as exhibits. In addition, please explain in greater detail the distribution method for your products.

2. We note the disclosure on page five that Du Kang's liquor production market share rose 40% in 2007. Please provide the source of such information. Also, disclose the market share increase or decrease for 2008 and state your market share.

3. Please provide the basis for the following statements on page 5 or remove:

   - "The sales revenue and profit of Dukang liquor increase at a rate of 50%, which shows extensive future prospects."
   - "Though some debts are created when Xidenghui acquired Baishui Dukang Liquor Company and had the workers ensconced, Baishui Dukang reaches the normal, even excellent manufacturability and the sales through the products development and market operations these years."
   - "The management team has confidence as well as the ability to make up the deficits and get surpluses and bring rich reward to the investors in a short time."
   - "Being the Chinese famous historical& cultural liquor has been awarded as "famous trademark of China"*" China's time-honored brand"*" Famous trademark in Shaanxi"*" China's top 500 Largest beverage manufacturing enterprises" *"top 100 enterprises in the western part of China" *"Consumers trust products, Etc."
   - "In 2009, substantial profits will be made to the company through receiving the joining in fee and the brand using fee." In addition, please explain the joining and brand using fee.

4. Please provide the disclosure required by Item 101(h)(4) of Regulation S-K.

Risk Factors, page 6

5. Please provide the basis for the statement that you expect to eliminate your deficit with "anticipated profits in the foreseeable future" or remove.

Item 2. Financial Information, page 12

1. Please provide all the information required for smaller reporting companies by Regulation S-K, Item 303, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Your discussion and analysis should be of the financial statements and other statistical data that you believe will enhance a reader's understanding of your financial condition, changes in financial condition and results of operations.

2. Please revise this item to include a discussion of your financial condition, changes in financial condition and results of operations for all periods included in the filing. See the instructions to Part I. Item 2. of Form 10 and Item 303(a)(1) through (4) of Regulation S-K.

3. We calculate your inventory turnover to exceed 1,000 days. Within your discussion and analysis of results of operations, please explain the reasons for the high inventory balances related to your sales and why you believe that the inventory balances are recoverable.

Concentration of Risk, page 13

6. Please expand the following to explain why the risk is minimal, in view of the first sentence:

> Deposits held with banks in PRC may not be insured or exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore bear minimal risk.

Item 3. Properties, page 14

7. Please discuss the absorption of pension and unemployment insurance expenses of the employees of Sanjiu in connection with the lease agreement. Clarify how long such payments will need to be made and the estimated total value of such payments. In addition, state the amount of the lease payments and whether such amount will increase over the life of the lease.

8. We note the building and warehouses listed as an asset. Pursuant to Item 102 of Regulation S-K, state briefly the location and general character of the principal plant and other materially important physical properties that belong to you and your subsidiaries. If any properties are not held in fee or are held subject to any major encumbrance, describe briefly how they are held provide a cross reference to such a description. See, also, "Instructions to Item 102" of Regulation S-K.

Item 4. Security ownership of certain beneficial owners and management, page 16

9. Please comply fully with the requirements of Item 403 of Regulation S-K, including names of persons, amounts and percentages of ownership, as the item requires.

Item 5. Directors and Executive Officers, page 16

10. Please comply fully with Item 401 of Regulation S-K, including, but not necessarily limited to, the period during which the person has been in the position. See Item 401(e). In addition, state the amount and percent of time each officer devotes to the company's business.

Item 6. Executive Compensation, page 17

11. Please provide the disclosure required by Item 402 of Regulation S-K. In addition, please provide the tabular information in the format set forth in Item 402.

Item 7. Certain relationships and related transactions, and director independence, page 18

12. You have not provided the disclosure required by Regulation S-K, Item 404, "Transactions with Related Persons, Promoters and Certain Control Persons" regarding the "series of transactions" that you have referenced in this section. Please do so.

Item 9. Market price of and dividends on the registrant's common equity and related stockholder matters, page 19

13. In the first paragraph please disclose the significance of a stock having the "skull and crossbones" insignia on the pink sheets.

14. It appears that you have incorrectly labeled the two years of quarterly stock prices with the Years 2009 and 2008, rather than 2008 and 2007. Please revise. Also, add the interim nine months, after you update for the third quarter. Lastly, you indicate that this information was from the OTC Bulletin Board. However, you are not traded on the Bulletin Board. Please revise or advise.

15. Disclose the approximate number of holders of each class of common equity of the registrant as of the latest practicable date.

Item 10. Recent Sales of Unregistered Securities, page 20

16. Please clearly disclose each separate transaction in this section, as required by Item 701 of Regulation S-K. For example, you refer to three offerings in the third

paragraph of this section. In addition, we note the sale based upon the exemption of section 3(a)(10).

17. For each transaction listed in the table, provide the full disclosure required by Item 701 of Regulation S-K, including the persons to whom the securities were sold, the exemption relied upon, and the facts supporting reliance upon the exemption.

18. In this section in the first paragraph on page 21, please disclose in greater detail the following statement: "This in effect made all shares issued free trading shares" Include a clear explanation of how many shares are included in the words "all shares."

Item 13. Financial Statements and Supplementary Data, page 25

4. We note you deleted the annual audited financial statements from the Form 10/A filed December 4, 2009. Please restore the audited consolidated financial statements as of December 31, 2008 and for the years ended December 31, 2008 and 2007 to the next amendment.

5. We note that your auditors are located in New York. It appears that all of your assets, liabilities, revenues and expenses relate to operations located in the People's Republic of China (PRC). Please tell us how the audit of the operations in the PRC, including the associated assets and liabilities, was conducted. Your response should include a discussion of the following:

- Whether another auditor was involved in the audit of the Chinese operations. If so, please tell the name of the firm and indicate whether they are registered with the Public Company Accounting Oversight Board (PCAOB). Additionally, please tell us how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards; and

- Whether your U.S. auditor performed all the required audit procedures within the United States or whether a portion of the audit was conducted by your U.S. auditor within the PRC.

Consolidated Balance Sheets, page F-3

6. Please expand your footnotes to provide a description of the nature of the caption "Registered capital to-be-received".

Consolidated Statements of Operations, page F-4

7. It appears that you have presented gross profit that excludes depreciation and amortization. Please tell us how you considered the guidance in SAB Topic 11:B in presenting depreciation and amortization and revise your presentation as necessary.

Consolidated Statements of Changed in Shareholders' Equity (Deficiency), page F-5

8. In Note 2 on page F-9 you disclose that Merit purchased Huitong for $128,200 in cash consideration. Please reconcile this amount with that presented on this statement of $136,722.

Notes to Consolidated Financial Statements, page F-8
Note 1 – Organization and Business Background, page F-8

9. We note in Section 1.1(c) and (f) of the Plan of Exchange Agreement filed as Exhibit 1 to your Form 10-12(g) filed November 10, 2009 that you agreed to issue 362,200 shares to Sedgefield Capital Corporation and execute a 1:10 reverse stock split to reduce issued and outstanding common shares to 1,937,860 shares at the close of the transaction. We could not locate any disclosure regarding these transactions. Please tell us whether you have executed the transactions and, if so, where you have disclosed them in your consolidated financial statements.

Note 2 – Organization and Business Background, page F-8

10. Please tell us and revise to disclose the business reasons for the multiple mergers and layers of shell companies between the ultimate holding company, China Du Kang, and the operating company, Xidenghui.

11. You disclose that on May 15, 2002, Xidenghui "invested inventory and fixed assets, totally valued at $4,470,119 to Baishui Dukang." Please tell us and revise to disclose what that value represented (e.g., fair value, book value, etc.) and how the value was determined.

Note 5 - Significant Accounting Policies, page F-12

Revenue Recognition, page F-13

12. We note that you recognize revenue when products are shipped to the unaffiliated customer. Please clarify whether your customers are distributors, retailers or end-customers at a franchise stores, and clarify when delivery occurs for each type of customer.

13. We note in your discussion of Current Operations within the Business section that you receive a "joining in fee" and "brand using fee". We further note that you recognize franchise fee revenue. Please expand your policy footnote to describe these revenue sources and when you recognize these revenues.

14. We note your policy footnotes on page F-18 related to value-added tax and sales tax. Please disclose your policy with regards to the presentation of those taxes on a gross or net basis. To the extent you gross up revenues and expense and such revenues are material, disclose the amount of revenues that represent taxes. Refer to FASB ASC 605-45-50 for additional guidance.

Others Receivable, page F-14

15. We note that you debit expenses into the relevant accounts once projects are finished. Please explain to us in detail the accounting basis in U.S. GAAP for deferring the costs for projects performed by employees until after the work is finished rather than charging the costs to operations as services are provided.

Long-Term Investment, page F-16

16. You disclose that your investment contribution finished in September 2007. Please explain to us and disclose why your investment increased from the cash contributed of $1,596,254 to the amounts presented in 2007 and 2008.

Lease, page F-17

17. We note that you entered into a 30-year lease with Sanjiu. Please expand your footnotes to disclose how you account for the lease (i.e., capital or operating). Refer to FASB ASC 840-10 for additional guidance.

Income Taxes, page F-18

18. Please provide the disclosures related to income taxes set forth in FASB ASC 740-10-50-2. In this regard, disclose the components of your deferred tax assets and liabilities, the amount of total valuation allowance recognized, and the amounts and dates of expiration of operating loss carry forwards.

Statutory Reserves, page F-20

19. We note that you have not provided any funds to the statutory surplus reserve or statutory public welfare reserve because you have been accumulating a deficiency. Please disclose when you will be obligated to make appropriations to the funds. In this regard, clarify if such funding will be made upon achievement of positive net earnings or upon the elimination of your accumulated deficit.

Note 13 – Segment Reporting, page F-29

20. We note from your disclosure in Item 1 that you operate franchise stores. Please describe to us your consideration of the guidance in FASB ASC 280 in determining whether the operation of franchise stores represents a separate reportable segment for which disclosure of financial information related to the segment is required.

Item 14. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure, page F-27

21. Please revise your disclosure to include the following requirements of Item 304(a) of Regulation S-K:

- A statement whether the former accountant resigned, declined to stand for re-election or was dismissed and the date thereof;
- A statement whether there were any disagreements with the former accountant during the two most recent fiscal years and subsequent interim period through the date of its termination; and
- A statement that you provided the former accountant with a copy of the disclosures in response to Item 304(a) and, if the letter is not filed with the amended filing, a statement that you have not yet received the former accountant's letter.

Item 15. Financial Statements and Exhibits, page 26

22. You disclose that pro forma consolidated financial statements and financial statements for Amstar Financial Holdings are included in the registration statement; however, we could not locate such financial statements. Please remove the references to pro forma consolidated financial statements and Amstar Financial Holdings Inc. financial statements. Please also advise your independent accountant to omit all references to the audit of Amstar Financial Holdings from his audit report since the pre-reverse merger financial statements are not included in (and are not required to be included in) the registration statement.

Exhibits

19. Please file as an exhibit the Share Purchase Agreement that a shareholder of Merit entered into with the owners of Shaanxi Huitong Food Co., Inc. on January 22, 2008. In addition, we note several agreements listed in the exhibits index have not yet been filed. Please ensure that you file all exhibits which Item 601 of Regulation S-K requires.

* * * * *

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Wang Youngsheng
China Du Kang Co., Ltd.
December 11, 2009
Page

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551- 3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Wang Youngsheng
Facsimile: ************